Exhibit 99.1

Innoviz Regains Compliance with Nasdaq’s Minimum
Bid Price Requirement

TEL AVIV, ISRAEL, July 03, 2025 - Innoviz Technologies Ltd. (NASDAQ: INVZ), (the “Company” or “Innoviz”), a leading Tier-1 direct supplier of high performance, automotive-grade LiDAR sensors and perception software, today announced that it received formal written confirmation from The Nasdaq Stock Market, LLC (“Nasdaq”) confirming that the Company has regained compliance with Nasdaq’s minimum bid price requirement.

The regaining of compliance is a result of the Company’s closing bid price of the Company’s ordinary shares (the “Shares”) being at least $1.00 for at least 10 consecutive business days prior to the September 22, 2025 deadline, as described in the initial notice from Nasdaq to the Company dated March 26, 2025.

The closing bid price of the Shares has been $1.00 per Share or greater for 10 consecutive business days from June 17 to July 1, 2025. Accordingly, Nasdaq Listing Qualifications Staff has notified the Company that it has determined that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and the matter is now closed.

About Innoviz
Innoviz is a global leader in LiDAR technology, serving as a Tier-1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry’s strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit https://innoviz.tech/

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Media Contact
Media@innoviz-tech.com

Investor Contact
Investors@innoviz-tech.com

Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including the listing of the Company’s shares on Nasdaq and our ability to regain compliance with applicable Nasdaq rules. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.
Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement. You should carefully consider such risk and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2025 and in other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.  Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.